UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LUXOTTICA GROUP S.p.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

T6444Z 10 2

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. T6444Z 10 2

1.	Names of Reporting Persons Leonardo Del Vecchio
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 292,035,339 (1)
	6.	Shared Voting Power 725,000 (2)
	7.	Sole Dispositive Power 292,035,339 (1)
	8.	Shared Dispositive Power 725,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,760,339
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 61.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio, over which he holds voting and investment power.
(2)	Includes 275,000 shares represented by American Depositary Receipts and 450,000 shares, all of which are held by Mr. Del Vecchio’s wife.
(3)	Based on 473,238,197 shares outstanding as of December 31, 2012.

Item 1.

	(a)	Name of Issuer Luxottica Group S.p.A.

	(b)	Address of Issuer’s Principal Executive Offices Via C. Cantù 2, Milan 20123, Italy

Item 2.

	(a)	Name of Person Filing Leonardo Del Vecchio

	(b)	Address of Principal Business Office or, if none, Residence 26/b Boulevard Royal, L-2449, Luxembourg

	(c)	Citizenship Italy

	(d)	Title of Class of Securities Ordinary Shares

	(e)	CUSIP Number T6444Z 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 292,760,339

	(b)	Percent of class: 61.9% (1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 292,035,339 (2)

	(ii)	Shared power to vote or to direct the vote 725,000 (3)

	(iii)	Sole power to dispose or to direct the disposition of 292,035,339 (2)

	(iv)	Shared power to dispose or to direct the disposition of 725,000 (3)

(1)	Based on 473,238,197 shares outstanding as of December 31, 2012.

(2)	Represents shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio, over which he holds voting and investment power.

(3)	Includes 275,000 shares represented by American Depositary Receipts and 450,000 shares, all of which are held by Mr. Del Vecchio’s wife.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
(Date)

/s/ Leonardo Del Vecchio
(Signature)

Leonardo Del Vecchio
(Name/Title)